Checkpoint Systems, Inc.
Worldwide Corporate Headquarters
101 Wolf Drive
Thorofare, NJ 08086

Bryan T. R. Rowland
Associate General Counsel and Corporate Secretary
Direct. 856-384-3111
Tel. 800-257-5540
Fax: 856-848-5297
bryan. rowland@checkpt.com

April 4, 2013

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546

Re:                      Checkpoint Systems, Inc.
Form 10-K for the Fiscal year Ended December 30, 2012
Filed March 5, 2013
File No. 1-11257

Dear Ms. Blye,

I am writing in response to your March 22nd letter concerning disclosure in Checkpoint’s 10-K of any contacts with Syria or Sudan. That letter referred to a page on our Company website which lists the contact information for Checkpoint employees serving a particular country or region including Syria.

We expect that we will need additional time to identify and gather information particularly to the extent it is located in overseas locations.  With this in mind, we respectfully request an extension of ten business days -- until April 19, 2013 -- to respond to your requests.

If you have any questions regarding this matter, please contact me at (856) 384-3111.

Thank you.

Sincerely,

/s/ Bryan T.  R. Rowland
Bryan T. R. Rowland
Associate General Counsel
and Secretary

cc:           Pradip Bhaumik, Esquire, Special Counsel, Office of Global Security Risk
                Larry Spirgel, Assistant Director, Division of Corporate Finance
Thomas L. Hanley, Esquire, Stradley Ronon Stevens & Young, LLP